ULTRADATA SYSTEMS, INCORPORATED
                          1240 Dielmann Industrial Ct.
                             St. Louis, MO 63132

February 1, 2006

Via EDGAR
Brad Skinner
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

         Re:  Ultradata Systems, Inc.
                 Form 10-KSB for the Fiscal Year Ended December 31, 2004 Filed March 17, 2005
                 Form 10-QSB for the Fiscal Quarter Ended March 31, 2005 Filed May 13, 2005
                 Form 10-QSB for the Fiscal Quarter Ended June 30, 2005 Filed August 15, 2005
                 Form 10-QSB for the Fiscal Quarter Ended September 30, 2005 Filed November 14, 2005
                 File No. 0-25380

Dear Mr. Skinner:

	We are writing in response to your letter to the undersigned dated December 30, 2005. The specific inquiries in your letter have been transcribed below, each followed by our response.

FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
-------------------------------------------------------

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------

(D) REVENUE RECOGNITION, PAGE FS-7
----------------------------------

1. We have read your response to prior comment number 1 and we note that you determine whether you have persuasive evidence of an arrangement based on your customer's obligation to pay you at the time of the sale. Please describe to us your business practice in documenting (e.g. contract, purchase orders, etc.) your sales. Refer to SAB Topic 13.A.2.


RESPONSE:
--------

Our procedures for processing orders vary with the nature of the customer involved. For example, a large retail customer will place a wholesale order for a large number of units well in advance of his need for the product. These orders are handled by Electronic Data Interchange (EDI)


Brad Skinner
February 1, 2006
Page 2



and must follow a strict protocol. Each purchase order specifies the sales terms, price, acceptable delivery window, and the like. We must acknowledge our acceptance of these terms through the EDI process or negotiate changes acceptable to and receive an amended PO. Smaller orders will involve a purchase order, as well, but may not be set up for the EDI formality and be handled through fax or e-mail communications. We evaluate potential customers based upon past history with the customer or we obtain financial information and make terms appropriate to these considerations. We also receive many individual retail orders through an answering service that are processed out of inventory on hand. In each situation we send an invoice to the customer upon shipment of the product. That is when we book sales value.

2. We have read your response to prior comment number 2. It is unclear how you determine that the price is fixed upon the shipment of the product. Please identify the terms you consider in your arrangements when assessing the fixed or determinable criterion. Refer to SAB Topic 13.A.4.


RESPONSE:
--------

We receive purchase orders from our customers as described above. These purchase orders specify the product quantity and price. At the time the products are ordered, there are no sales discounts, rebates or any other arrangements that would alter the price stated on the sales invoice at the time of shipping. We reserve an allowance for the possibility of returns for defective merchandise based upon our historical experience.


FORM 10-QSB FOR THE FISCAL QUARTER ENDED SEPTEMBER 30, 2005
-----------------------------------------------------------

ITEM 1. CONDENSED UNAUDITED FINANCIAL STATEMENTS
------------------------------------------------

NOTES TO CONDENSED FINANCIAL STATEMENTS
---------------------------------------

NOTE 5. NOTE PAYABLE, PAGE 7
----------------------------

3. Please explain to us in thorough detail how you have applied the guidance in EITF Issue 00-19 in evaluating whether the debt conversion features of the notes and warrants issued to Golden Gate in 2004 are embedded derivatives that you should separate from the debt host and account for at fair value under SFAS 133. For further guidance see pages 30 through 32 in the Current Accounting and Disclosure Issues at http://www.sec.gov/divisions/corpfin/ acctdis120105.pdfin.


RESPONSE:
--------

We first determined whether the warrants should be accounted for as equity or liabilities. Under EITF 00-19, the warrants must be accounted for as liabilities because of the liquidated damages provision in the registration rights agreement applicable to the warrants. The fair value of the warrants on the date of grant was $0, because the exercise price of the warrants was approximately twenty times greater than the market price


Brad Skinner
February 1, 2006
Page 3


on the date of grant. Likewise, the fair value of the warrants as of March 31, 2005, June 30, 2005 and September 30, 2005 was $0, based on the Black-Scholes option pricing model.

We next determined if the convertible debt was "conventional." Since the note is convertible into shares at the lesser of $1.25 or 80% of the lowest volume weighted average prices, the debt is not conventional. Applying paragraphs 12 to 32 of EITF 00-19 we determined that the conversion feature of the debt should be bifurcated and accounted for as a liability.

We then determined the fair value of the bifurcated conversion feature of the debt pursuant to SFAS 133. The debt instrument requires that the warrants be issued simultaneous with the conversion of the debt. The debt and warrant are structured so that 9% of the consideration for shares issued by the Company to the holder comes from the conversion of the debt and 91% of the consideration comes from the exercise of the warrant, thus making the debt conversion and warrant exercise economically inseparable. Accordingly, we calculated the fair value of the conversion feature assuming the exercise of the warrants to purchase 300,000 shares simultaneous with the conversion of the $300,000 debt. Using the Black-Scholes option pricing model, we determined the fair value of the conversion feature to be $795,000, and recorded that as a liability. In our 10-QSBs filed during 2005, that liability was reflected in a discount on the notes payable of $100,000 and a corresponding expense of $100,000, capping the fair value expense at the amount of benefit realized. In our financial statements for the year ended December 31, 2005 we will modify our policy and recorded the entire fair value expense of the bifurcated conversion feature as determined at December 31, 2005.


                                       Yours,
                                       /s/ Ernest S. Clarke
                                       ---------------------------
                                       Ernest S. Clarke, President

cc (by fax):  Stathis Kouninis (SEC)